February 25, 2005

<u>VIA EDGAR</u>

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention: Mr. Michael Pressman
                   Office of Mergers and Acquisitions

       Re: Omnicare Capital Trust I Schedule TO-T filed February 7, 2005 (File No. 5-80344), and
             <u>Omnicare, Inc. Form S-4 filed February 7, 2005 (File No. 333-122602)</u>

Dear Mr. Pressman:

       This letter constitutes the response on behalf of Omnicare, Inc. and Omnicare Capital Trust II (collectively, the "Company") to the comments of the Staff of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated February 23, 2005. Concurrently with the submission of this letter, we are filing an Amendment No. 1 to Schedule TO-T and an Amendment No. 1 to Form S-4. In this letter, each of the Staff's comments is indicated in italics, followed by the Company's response to the comment. A marked courtesy copy of Amendment No. 1 to the Schedule TO-T and Amendment No. 1 to the Form S-4 are being provided to you concurrently with this filing.

<u>Cover Page</u>

1.   *Please obtain the required legality and tax opinions. Your legality opinion should address the New Trust PIERS, the guarantees and the underlying common stock. Your tax opinion should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please be advised that if Counsel provides either a long or short form opinion, corresponding changes will have to be made to your Material Tax Consequences section.*

       The Company has filed the required legality and tax opinions as Exhibits 5.1, 5.2 and 8.1, respectively, to Amendment No. 1 to the Form S-4.

2.   *Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.*

Mr. Michael Pressman
Division of Corporation Finance
February 25, 2005
Page 2

The Company has specified a good faith estimate of the maximum number of shares of common stock issuable upon conversion of the new securities in the calculation of registration fee table and has included that number on the cover page of the prospectus.

3. *The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.*

The Company has revised the red herring legend in response to the Staff's comment.

4. *Include a brief description of your reasons for undertaking the exchange offer, including reference to EITF No. 04-08.*

The Company has included a brief description of its reasons for undertaking the exchange offer, including reference to EITF No. 04-08, on the cover page of the prospectus.

Documents Incorporated by Reference into this Prospectus, page 1

5. *You state that you incorporate by reference any further filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO. Please revise as appropriate.*

Item 11(a) of Form S-4 requires that the Company incorporate by reference into the prospectus the Company's latest annual report on Form 10-K as well as all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Item 11(b) of Form S-4 requires that the prospectus also state that all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date the exchange offer is terminated shall be deemed to be incorporated by reference into the prospectus. The Company acknowledges that new material information is required to be provided in an amended Schedule TO.

Safe Harbor Statement, page 3

6. *Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please amend to delete reference to the safe harbor provisions.*

Mr. Michael Pressman
Division of Corporation Finance
February 25, 2005
Page 3

The Company has revised the disclosure in response to the Staff's comment. Please see page 3 of the prospectus.

7.   *Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).*

The Company has revised the disclosure in response to the Staff's comment. Please see pages 3 and 4 of the prospectus.

The exchange offer, page 7

8.   *Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.*

The Company has revised the disclosure in response to the Staff's comment. The Company notes that EITF No. 04-8 does not permit the Company to account for the New Trust PIERS under the treasury method for any periods prior to consummation of the exchange offer. The Company also notes that its diluted earnings per share have been retroactively restated for all prior periods back to the issuance in June 2003 of the 4.00% Trust Preferred Income Equity Redeemable Securities of Omnicare Capital Trust I, the subject securities in the exchange offer. Please see pages 8 and 37 of the prospectus.

U.S. Federal Income Tax Consequences, page 9

9.   *Briefly state the potential consequences if the exchange is not treated as you expect. Provide similar disclosure on page 17.*

The Company has revised the disclosure in response to the Staff's comment. Please see pages 11 and 18 of the prospectus.

Principal differences between the Old Trust PIERS and the New Trust Piers, page 10

10.   *Revise the summary of material differences of the debentures to summarize the material risks of the new notes where those risks differ from the risks of the old notes. In this regard, we note that your disclosures beginning on page 19 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.*

The Company has revised the disclosure in response to the Staff's comment. Please see pages 13 and 21 of the prospectus.

11.   *In addition, describe the effect on the Company's liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.*

Mr. Michael Pressman
Division of Corporation Finance
February 25, 2005
Page 4

The Company has revised the disclosure in response to the Staff's comment. Please see pages 13 and 21 of the prospectus.

The Exchange Offer, page 36

Conditions to the Exchange Offer, page 36

12. *We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the failure of the conditions." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.*

The Company confirms its understanding of the Staff's position.

Dealer Manager, page 42

13. *You state that Lehman Brothers will be paid "customary fees." Revise your disclosure to quantify the compensation as required by Item 1009 of Regulation M-A for each entity named in this section. Provide corresponding disclosure for your dealer manager.*

The Company has revised the disclosure in response to the Staff's comment. Please see page 43 of the prospectus.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that (a) you are responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) you may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this response letter as Exhibit A is the required statement from the filing persons.

* * * *

Mr. Michael Pressman
Division of Corporation Finance
February 25, 2005
Page 5

     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6628.

     We thank the Staff in advance for its assistance.


Very truly yours,

/s/ Michelle B. Rutta

Michelle B. Rutta


Enclosures

cc: Joel F. Gemunder
     Morton A. Pierce
     David C. Lopez

EXHIBIT A

February 25, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention: Mr. Michael Pressman
               Office of Mergers and Acquisitions

     Re: Omnicare Capital Trust I Schedule TO-T filed
             February 7, 2005 (File No. 5-80344), and Omnicare, Inc.
             Form S-4 filed February 7, 2005 (File No. 333-122602)

Dear Mr. Pressman:

     In connection with our letter to the Commission dated the date hereof, the undersigned filing persons hereby acknowledge that:

- we are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        OMNICARE, INC.

                                        By: /s/ Cheryl D. Hodges
                                            Name: Cheryl D. Hodges
                                            Title: Senior Vice President and Secretary

                                        OMNICARE CAPITAL TRUST II
                                        BY: OMNICARE, INC., AS SPONSOR

                                        By: /s/ Cheryl D. Hodges
                                            Name: Cheryl D. Hodges
                                            Title: Senior Vice President and Secretary